

Mail Stop 4561

December 10, 2015

James Horan
Chief Executive Officer
Momentous Holdings Corp.
Suite 3, Floor 3, 148 Cambridge Heath Road
London, E1 5QJ, United Kingdom

> **Re:** **Momentous Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-207163**
> **Filed November 25, 2015**

Dear Mr. Horan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Our references to prior comments refer to our letter dated October 23, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 4

1. We note the disclosure added to the first paragraph of your summary in response to prior comment 4. Please further revise to clarify that your disclosed corporate address is a mail forwarding service where office space may be rented on a short-term basis for additional fees, as you advise in response to prior comment 13. In addition, in an appropriate place in the filing, please clarify whether your business operations will primarily occur in England and operate out of the personal residences of your officers, and disclose the location of your books and records and fixed equipment.

Description of Business

Our Products, page 24

2.	As you confirm in response to prior comment 7, please revise to disclose that you have not updated either Muscle Manager or Muscle Manager Pro since March 2014.

Manufacturing, page 25

3.	We note your responses to prior comments 7 and 10 regarding your lack of updates of Muscle Manager and Muscle Manager Pro since March 2014, your negotiations with third-party developers to add improvements and additions, and your current outsourcing arrangements with UK-based developers on an invoice basis. Please revise to clarify whether you have a current relationship with any UK-based developers and whether you have paid any invoices since you acquired the Muscle Manager applications on May 29, 2015, or whether those transactions occurred prior to the acquisition and/or the last update in March 2014. Also, please clarify whether any contracts related to improvements and additions are contingent upon raising capital through offering proceeds.

Regulation and Legislation, page 26

4.	We note your response to prior comment 12 regarding your ability to pay for U.S.-related expenses or liabilities from the UK. Please revise where appropriate to clarify the source of the funds used to pay for your U.S.-related expenses. For example, it is unclear whether your legal and accounting fees will be paid directly from your UK-based bank account opened on September 28, 2015.

Directors and Executive Officers, page 34

5.	You advise in response to prior comment 16 that Mr. Brown is no longer an officer or director and that you removed all references to him in your management section, but his management biography still appears on page 35. Please remove the biography or advise.

Certain Relationships and Related Transactions, page 39

6.	We note your response from prior comments 17 and 18 regarding the use of Mr. Horan's personal bank account to pay for expenses related to Momentous. Please revise your disclosure to state, if true, that your legal and accounting expenses prior to September 28, 2015 were paid from Mr. Horan's personal bank account and to describe each transaction/payment, as required by Item 404(a) of Regulation S-K. If these payments were made through another entity, please identify it as appropriate.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: W. Scott Lawler, Esq.